UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

The NASDAQ OMX Group, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

631103108

(CUSIP Number)

Magnus Billing, Esq.

OMX AB

Tullvaktsvägen 15

105 78 Stockholm, Sweden

(46) 8-405-60-00

Copies to:

Christopher E. Austin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OMX AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

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This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 4, 2007 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on August 29, 2007, Amendment No. 2 to the Schedule 13D filed on September 21, 2007, Amendment No. 3 to the Schedule 13D filed on November 6, 2007, Amendment No. 4 to the Schedule 13D filed on November 19, 2007 and Amendment No. 5 to the Schedule 13D filed on January 8, 2008, and relating to the common stock, par value $0.01 per share (the “Common Stock”), of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Liberty Plaza, New York, NY 10006. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

The responses to Item 5 (Interest in Securities of the Issuer) and Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) are hereby amended as follows.

Item 5.	Interest in Securities of the Issuer.

(a)           The last sentence of the second paragraph of Item 5(a) of the Schedule 13D is hereby replaced with the following:

As a result of the closing of the Borse Dubai offer on February 27, 2008, the two remaining Voting Agreements terminated in accordance with their terms. Accordingly, the Reporting Person is amending its filing to reflect that it no longer has beneficial ownership of any shares of the Issuer’s Common Stock pursuant to the Voting Agreements.

The third and fourth paragraphs of Item 5(a) of the Schedule 13D are hereby deleted in their entirety.

(b)           The response set forth in Item 5(b) of the Schedule 13D is hereby amended in its entirety as follows:

Not applicable.

(e)           The response set forth in Item 5(e) of the Schedule 13D is hereby amended in its entirety as follows:

The Reporting Person ceased to be the beneficial owner of more than five percent of the shares of the Issuer’s Common Stock on February 27, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

As noted above, the two remaining Voting Agreements terminated in accordance with their terms as a result of the closing of the Borse Dubai offer on February 27, 2008.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2008

OMX AB

By:	/s/ Magnus Billing
Name: Magnus Billing
Title: General Counsel